EXHIBIT 21.1

List of Subsidiaries of Alexandria Real Estate Equities, Inc.

The list below excludes subsidiaries in the same line of business (ownership and operation of commercial real estate) and includes the immediate parent of each excluded subsidiary. The list also excludes subsidiaries which in the aggregate, as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2003. A total of 108 subsidiaries have been excluded.

ARE-GP HOLDINGS QRS CORP.
ARE-GP/II HOLDINGS QRS CORP.
ARE-GP/III HOLDINGS QRS CORP.
ARE-GP/IV HOLDINGS QRS CORP.
ARE-GP/V HOLDINGS QRS CORP.
ARE-GP/VI HOLDINGS QRS CORP.
ARE-QRS Corp.
Alexandria Real Estate Equities, L.P.
AREE-HOLDINGS, L.P.